EXHIBIT 2b



                   ASSET PURCHASE AGREEMENT

     This Asset Purchase Agreement ("Agreement") is dated as of
July 22, 1996, by and between SENSES INTERNATIONAL, a
California corporation, dba SAFECOM PRODUCTS ("Seller") and
DETECTION SYSTEMS, INC., a New York corporation ("Buyer").

     RECITALS

     WHEREAS, Seller has determined that it is in its best interest to sell substantially all of its assets to Buyer for the price and on the terms and conditions set forth below; and

     WHEREAS, Buyer is willing to buy those assets offered by Seller for the price and on the terms and conditions set forth below;

     NOW, THEREFORE, in consideration of the mutual covenants, agreements, representations and warranties contained in this Agreement, the parties agree as follows:

     AGREEMENT

     1.   Sale and Purchase of Assets.

          a. Assets Transferred by Seller. Seller sells, assigns, transfers and conveys to Buyer all the right, title and interest of Seller in the following assets, together with any and all goodwill adhering thereto, held by Seller
(collectively the "Assets"):

               i.  All U.S. and foreign patents and patent
applications, inventions and designs whether or not patentable or otherwise registrable, more fully described on Schedule 1
("Patents").

               ii.  All U.S. and foreign copyrights, source
codes, permissions and licenses to use copyrighted material owned by others, more fully described on Schedule 2
("Copyrights").

               iii. Those certain trademarks, service marks, trade names, logos and slogans more fully described on Schedule
3 ("Trademarks").

               iv.  Those certain contracts, including
executory contracts, related to or useful in the Seller's business more fully described on Schedule 4. ("Contracts").

               v. All customer lists, supplier lists, mailing lists, advertising and promotional materials, catalogs, price and product lists, sales and credit records and files, and papers, software, correspondence and reports, including computerized reports, relating thereto ("Business Records").

               vi. Seller's claims and rights against third parties relating to the Assets, including without limitation, insurance claims, vendors' warranties, rights of recovery, set-offs and credits.

               vii. All trade secrets, know-how, procedures, software files, market surveys and marketing know-how ("Trade
Secrets").

               viii. All Underwriters Laboratories ("UL") and Federal Communications Commission ("FCC") and National Fire Protection Association ("NFPA") listings more fully described on Schedule 5 ("Listings") to the extent such Listings are transferable.

               ix. Seller's inventory of raw materials, work in process and finished goods exclusive of inventory determined to be obsolete by Buyer pursuant to Section 4.a.(3) below
("Inventory").

               x.  Seller's accounts receivable, rights to
deposits, cash, prepayments and notes receivable, and all proceeds thereof, other than those receivables purchased by Concord Growth Corporation ("CGC") pursuant to (a) that certain Factoring Agreement dated August 28, 1995, between Seller and CGC, (b) that certain Continuation Agreement dated as of April 1, 1996 between Seller and CGC and (c) that certain Stipulation Between Debtor And Concord Growth Corporation For Secured Post-Petition Financing On A Priority Basis (the "Concord Receivables") and the proceeds of such Concord Receivables. However, the Concord Receivables and the proceeds of the Concord Receivables shall not include any receivables or proceeds of receivables which CGC redelivers to Seller pursuant to any of the agreements described above. (Such accounts receivable, rights to deposits, prepayments and notes receivable, and all proceeds therefrom exclusive of (i) the Concord Receivables and (ii) the proceeds of any Concord Receivables are hereafter referred to as the "Receivables").

               xi.  All equipment, furniture, fixtures, and
other fixed assets more fully described on Schedule 6 ("Fixed
Assets").

               xii.  Seller's goodwill.

          b. Assets Not Transferred by Seller. Seller does not sell, assign, transfer and convey to Buyer, and Seller retains all right, title and interest in and to, the following assets:

               i.   Inventory determined to be obsolete by
Buyer pursuant to Section 4.a.(3) below.

          c. No Assumption of Seller's Liabilities. Except for any of the Contracts identified on Schedule 4, Buyer is not assuming any obligations or liabilities of the Seller.

     2.   Purchase Price and Payment.   The purchase price to
be paid by Buyer to Seller for the Assets ("Purchase Price") shall consist of the following:

          a. Cash. Cash in the amount of $400,000 payable in good collected funds on the Closing Date, as defined below.

          b. Promissory Note. A promissory note issued on the Closing Date by Buyer in favor of Seller in the principal amount of $200,000, in a form substantially similar to Exhibit A (the "Note"), attached hereto and incorporated by this reference, payable 180 days following the Closing Date, subject to adjustment and prepayment as set forth in Section 4, below.

          c. Royalty. Buyer shall pay to Seller a royalty for a period of four (4) years, commencing with the Closing Date ("Royalty"). The Royalty shall be derived from the Safecom Product line which shall be defined as all existing Safecom products and future products that are configured with the Safecom proprietary software and/or firmware (hereinafter referred to as "Safecom Product".) If the Safecom Product is integrated into a Buyer product, then Buyer shall pay the Royalty in the amount of 7% of all sales of the complete product sold by Buyer; if the Safecom Product is sold as a separate component, then Buyer shall pay the Royalty in the amount of 7% of all sales of the Safecom Product component only. The Royalty shall be net of all credits, allowances, returns, taxes and freight. Buyer shall pay the Royalty within fifteen (15) days of the last day of each calendar quarter beginning September 30, 1996 and ending September 30, 2000, and at such time shall also provide an appropriate accounting for the calculation of the Royalty setting forth each product sold, the quantity sold, the sales price and the Royalty calculated thereon. The Buyer shall not enter into an agreement to sell or license the Safecom Product including the proprietary software and/or firmware to a third party during the four year period following the Closing Date unless such agreement to sell or license provides for payment of the Royalty as described herein by such third party to Seller. Buyer shall provide Seller with a copy of any such proposed agreement to sell or license prior to the execution of the same. Buyer's execution of an agreement to sell or license the Safecom Product that does not comply with the Buyer's obligations under this Section, shall constitute a material default under this Agreement.

     3. Closing Date. The closing of the purchase and sale of the Assets shall occur eleven (11) days after the entry of any order by the United States Bankruptcy Court, Northern District of California ("Bankruptcy Court"), approving this Agreement ("Closing Date") unless extended by written agreement of the parties.

     4.   Adjustments to Purchase Price.

          a. Adjustment to Amounts Owing Under Note. Within 15 days after the Closing Date, Buyer will commence and complete an appraisal of the Seller's Inventory, Receivables, and Fixed Assets to determine their fair market value. Buyer and Seller have agreed in entering into the Agreement, that these assets shall have the following values ("Appraised Value"):

               (1) Fixed Assets shall have an Appraised Value of $75,000 regardless of actual value;

               (2) Receivables shall have an Appraised Value equal to the amount of such Receivables collected within 180 days of the Closing Date, exclusive of any amount paid on account of the Concord Receivables and any proceeds of the Concord Receivables; and

               (3) Inventory shall have an Appraised Value of actual purchase price (cost basis) on the date of appraisal. Inventory determined by Buyer to be obsolete shall have no value and shall not be an asset transferred to Buyer under this Agreement, but

     If the combined Appraised Value for items (1), (2) and (3) above is less than $700,000, the amount Buyer shall pay to Seller under the Note shall be reduced dollar-for-dollar, for every dollar less than $700,000, up to a maximum reduction of $200,000, which would constitute a reduction of the Purchase Price.

          b. Prepayments. If the Appraised Value of the Fixed Assets, Receivables as collected and Inventory exceed $500,000 on or before ninety (90) days after the Closing Date, Buyer will prepay the Note within 120 days of the Closing Date, in part, dollar for dollar of the combined Appraised Value exceeding the $500,000 as of ninety (90) days after the Closing Date.

     5. Seller's Obligation Before Closing. Seller agrees that from the date of this Agreement until the Closing Date:

          a. Buyer's Access to Premises and Information. Buyer and its counsel, accountants, and other representatives shall have reasonable access during normal business hours to all properties, books, accounts, records, contracts and documents of Seller dealing with the sale of the Assets for the sole purpose of allowing Buyer to complete its due diligence in connection with the sale contemplated by this Agreement.

          b. Conduct of Business in Normal Course. Except as otherwise provided, Seller shall carry on its business diligently and in substantially the same manner as it previously has been carried out, and shall not make or institute any unusual or novel methods of operation, maintenance, management or accounting that will vary materially from those methods used by Seller as of the date of this Agreement; provided, however, that Seller shall comply with the requirements of the Bankruptcy Court and applicable bankruptcy laws.

          c. Bankruptcy Court Approval. Seller shall use its best efforts to obtain approval of the Bankruptcy Court to sell the assets free and clear of liens and encumbrances and for any appropriate orders, findings of fact and conclusions of law, and other documentation as required by that Court. This Agreement is subject to the approval of the Bankruptcy Court. Buyer and Seller acknowledge that the sale of the Assets to Buyer will be subject to such overbids as may be presented to and approved by the Bankruptcy Court.

     6. Buyer's Evidence of Necessary Approvals. Buyer has delivered to Seller and Seller acknowledges receipt of written approvals of the transaction contemplated by this Agreement from the Buyer's Board of Directors and from Buyer's primary lender, Fleet Bank.

     7. Seller's Representations and Warranties. Seller represents and warrants that:

          a. Organization in Good Standing. Seller is a California corporation, duly organized under the laws of the State of California and has all necessary corporate powers to own and transfer the Assets, as contemplated by this Agreement.

          b. Authority and Consents. Seller has the right, power, legal capacity and authority to enter into and perform its obligations under this Agreement, subject to the approval of the Bankruptcy Court. Seller's execution and delivery of this Agreement and the consummation of the transactions contemplated hereunder have been duly authorized and no further corporate authorization is necessary on the part of Seller.

          c.   Absence of Undisclosed Liabilities and
Obligations. To the best of Seller's information, knowledge and belief, Seller has no liabilities or obligations (whether accrued, absolute, contingent or otherwise) other than the liabilities and obligations set forth in the Seller's Statements of Affairs and Schedules filed with the Bankruptcy Court April 25, 1996, as they may be amended from time to time, Seller's monthly operating reports as filed with the Bankruptcy Court, or as otherwise disclosed to Buyer.

          d. Licensing Agreements. To the best of Seller's information, knowledge and belief, the Patents, Copyrights and Trademarks are not subject to any license agreements, encumbrances or impairments, except as otherwise disclosed to Buyer.

          e. List of Properties and Contracts. To the best of Seller's information, knowledge and belief, Schedules 1 through 6 hereto contain accurate lists and summary descriptions of the following:

               (1) Schedule 1: Patents. All Patents of any description and pending applications therefor, and inventions and designs, whether or not patentable or otherwise registrable.

               (2)  Schedule 2:  Copyrights.  All U.S. and
foreign copyrights, source codes, permissions and licenses to use copyrighted materials, all copyright registrations and pending applications therefor, and all other copyrights.

               (3) Schedule 3: Trademarks. All registrations of trademarks and of other marks, all registrations of trade names, labels, or other trade rights, all registered user entries, all pending applications for any such registrations or entries, common law trademarks, and other marks, trade names and other trade rights and licenses therefor (collectively, "Trademarks").

               (4)  Schedule 4: Contracts.  All contracts
related to or useful in the Seller's business ("Contracts").

               (5)  Schedule 5:  Listings, Licenses and
Permits. All governmental or regulatory licenses, permits, franchises, approvals and certificates, including but not limited to UL listings, FCC listings and NFPA listings.

               (6) Schedule 6: Fixed Assets. All items of machinery, equipment, computer hardware, motor vehicles, office furniture, fixtures, and other similar personal property owned by Seller.

          f. Accounts Receivable. To the best of Seller's information, knowledge and belief, the Receivables have and shall have arisen only from bona fide transactions in the ordinary course of business and represent valid and binding obligations of the account debtors to which such receivables relate.

          g. Hart-Scott-Rodino. The Seller together with all such persons and entities which are controlled by, controlling or under common control with the Seller do not have annual total sales or net assets, as such terms are defined in 16 CFR '801.11(c), of more than $10,000,000, and no pre-merger notification is required under the Hart-Scott-Rodino Antitrust Improvements Act (15 U.S.C. ' 18(a)).

     8. Buyer's Representations and Warranties. Buyer represents and warrants that:

          a. Organization and Good Standing. Buyer is a New York corporation which is duly organized, validly existing and in good standing under the laws of the State of New York. Buyer has all necessary corporate powers to own its properties and to operate its business as now owned and operated by it.

          b. Authority and Consents. Buyer has the right, power, legal capacity and authority to enter into and perform its obligations under this Agreement, and no approvals or consents of any persons, other than Bankruptcy Court approval, are necessary in connection with it. The execution and delivery of this Agreement on behalf of Buyer has been duly authorized by its Board of Directors.

     9. Conditions to Buyer's Obligations at Closing. The obligation of Buyer to consummate the transaction contemplated hereby shall be subject to the fulfillment, or the waiver by Buyer, on or before the Closing Date, of the following conditions:

          a. Seller shall execute and deliver to Buyer assignments of the Patents in Schedule 1 in a form to be prepared by Buyer, substantially similar to Exhibit B attached hereto and incorporated by reference.

          b. Seller shall execute and deliver assignments of the Copyrights in Schedule 2 in a form prepared by Buyer substantially similar to Exhibit C attached hereto and incorporated by this reference.

          c. Seller shall execute and deliver assignments of the Trademarks on Schedule 3 in a form prepared by Buyer, substantially similar to Exhibit D, attached hereto and incorporated by reference.

          d. Seller shall execute and deliver assignments of the Contracts on Schedule 4 in a form prepared by Buyer, substantially similar to Exhibit E, attached hereto and incorporated by reference.

          e. Seller shall execute and deliver assignments of the Listings on Schedule 5 in a form prepared by Buyer, substantially similar to Exhibit F, attached hereto and incorporated by reference.

          f.   Seller shall execute and deliver a bill of sale
of all   the Assets in a form prepared by Buyer, substantially
similar to Exhibit G, attached hereto and incorporated by reference.

          g. Seller shall make available to Buyer by the Closing Date, or at such other time as is mutually agreed by Buyer and Seller, all of the business records of Seller reasonably necessary for purchase of the Assets and continuation of the Safecom Product line.

          h. Seller shall obtain an Order of the Bankruptcy Court, authorizing the sale of the Assets free and clear of all liens and encumbrances, and ensure its entry on the docket, in form satisfactory to the Buyer in its sole discretion, eleven days before the Closing Date of the sale of Assets contemplated by this Agreement. The form of the Order (without exhibits) approving the Agreement by the Bankruptcy Court is attached hereto as Exhibit H and incorporated by reference.

          i. All consents and approvals of any third parties, court, governmental or entity required to permit the Buyer to consummate the transactions contemplated hereby shall have been obtained by the Buyer.

          j. No material adverse change in the Assets shall have occurred.

     10. Conditions to Seller's Obligations at Closing. At Closing, Buyer shall pay to the Seller that portion of the Purchase Price in good collected funds as set forth in Section 2a. above, and shall issue and deliver to Seller the Note in favor of Seller as set forth in Section 2b. above.

     11. Broker's Indemnity. Each of the parties represents and warrants that it has dealt with no broker or finder in connection with any of the transactions contemplated by this Agreement, and insofar as it knows, no broker or other person is entitled to any commission or finder's fee in connection with any of these transactions. Both Buyer and Seller shall each for themselves indemnify and hold harmless one another against any loss, liability, damage, cost, claim or expenses incurred by reason of any brokerage, commission or finder's fee alleged to be payable because of any act, omission or statement of the indemnifying party.

     12. Uniform Tax Treatment. The parties agree that the allocation of consideration set forth herein shall be used by them for all federal and state income tax purposes, including, but not limited to, reporting pursuant to Section 1060 of the Internal Revenue Code of 1986, as amended. In preparing and filing IRS Form 8594 ("Asset Acquisition Statement Under
Section 1060"), the parties shall report that the allocation of consideration set forth herein and the fair market value of the assets to which such consideration is allocated is the same. Prior to filing Form 8594 with respect to the transactions described herein, the parties shall provide to each other a true and correct copy of Form 8594 which each intends to file with respect to these transactions.

     13. Power of Attorney. The Seller hereby appoints the Buyer, effective upon the Closing Date, its agent and attorney to receive, collect, enforce and sue for any and all Assets and to endorse any check or other instrument payable to the Seller or to the order of the Seller received in payment therefor either in the name of the Buyer or in the name of the Seller in connection with the Assets, all as the Seller's agent and attorney thereunto duly authorized, but, in any event, for the use and benefit of the Buyer, the powers set forth herein being irrevocable and powers given for security. The foregoing powers are coupled with an interest and are and shall be irrevocable whether by the Seller or by reason of the Seller's dissolution or in any manner or for any reason whatsoever. Subsequent to the Closing Date Seller will not use any of the Assets for its own use or benefit or that of anyone else or make any effort to receive, collect, enforce or sue for any of the Assets at any time after the Closing Date, other than for the benefit of the Buyer. If any proceeds of any of the Assets or any payments thereon are for any reason received by the Seller subsequent to the Closing Date, the Seller will remit the same to the Buyer immediately and in the form in which received together with all necessary assignments and endorsements.

     14.  General Provisions.

          a. Entire Agreement. This Agreement and the documents referred to in it represent the entire agreement between the parties with respect to the subject matter contained in the Agreement and those other documents, and supersede all prior and contemporaneous agreements, representations, and understandings of the parties. All
Schedules attached hereto are a part hereof and are incorporated herein.

          b. Drafting of Agreement. The provisions of this Agreement were negotiated by all of the parties to it and this Agreement shall be deemed to have been drafted by all, and not construed against any, of those parties.

          c. Modification of Agreement. This Agreement may not be altered, amended, modified, or otherwise changed in any way, except in writing duly executed by the parties or their authorized representatives.

          d. Survival of Warranties and Representations. Except as otherwise provided in this Agreement, the representations and warranties contained in it shall survive the sale and transfer of the Assets and Payment of the Purchase Price and shall not be deemed merged in the documents to be delivered by Seller under this Agreement, but shall remain in full force and effect.

          e. Validity of Terms. If any provision of this Agreement or the application of it to any person or to any circumstance shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of that provision to other persons or to other circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

          f. Waiver. No waiver of any of the provisions of this Agreement shall be deemed, or constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless it is executed in writing by the party making the waiver.

          g.   Attorneys' Fees.  If any legal action,
arbitration, or other proceeding is brought to enforce this Agreement, or because of an alleged dispute, breach, default or misrepresentation concerning the provisions of this Agreement, the successful or prevailing party or parties shall be entitled to recover reasonable attorneys' fees and other costs incurred in that action or proceeding, in addition to any other relief to which it or they may be entitled.

          h.   Choice of Law.  This Agreement shall be
construed in accordance with and governed by the laws of the State of California.

          i. Retention of Jurisdiction by Bankruptcy Court. After the Closing Date, the Bankruptcy Court shall retain jurisdiction to determine disputes between Buyer and Seller under the Agreement or the interpretation thereof and to enter such Orders as may be necessary or appropriate to implement or consummate the provisions of this Agreement.

          j. Expenses. Each party shall pay all costs and expenses (including attorney's fees) it incurred or will incur in negotiating, preparing and carrying out the terms of this Agreement.

          k. Parties in Interest. Nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any persons other than the parties to it, their respective successors and assigns, and any superseding trustee appointed in Seller's bankruptcy case, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third persons to either party hereto, nor shall any provision give any third persons any right of subrogation or action over or against any party hereto, their successors and assigns and any superseding trustee appointed in Seller's bankruptcy case.

          l. Assignment. This Agreement shall be binding on and shall inure to the benefit of Buyer and Seller and their respective successors and assigns. Except as provided in the preceding sentence, this Agreement shall not be interpreted to benefit any person other than the parties, their respective successors and permitted assigns, and any superseding trustee appointed in Seller's bankruptcy case. There are no other intended or permitted beneficiaries of this Agreement.

          m. Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given on the date of service if served personally or by receipted overnight courier services (such as Federal Express) on the party to whom notice is to be given, or on the third day after mailing if mailed to the party to whom notice is to be given, by registered or certified mail, postage prepaid, and properly addressed as follows:

          TO SELLER:          Senses International
                         1605-B Marbury
                         San Jose, CA  95133
                         Attn:  Mr. Steve Orrell, President

     With a copy to:          Murray & Murray
                         A Professional Corporation
                         3030 Hansen Way, Suite 200
                         Palo Alto, CA  94304-1009
                         Attn:  Maureen C. Harrison

          TO BUYER:      Detection Systems, Inc.
                         130 Perinton Parkway
                         Fairport, NY  14450
                         Attn:  David Lederer,
                         Executive Vice President

          A party may change its address for purposes of this section by giving the other parties written notice of the new address in the manner set forth above.

     n. Section Headings. The section headings used in this Agreement are for convenience and reference only and shall not be held to expand, modify, amplify or aid in the interpretation, construction or meaning of this Agreement.

     o. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the parties to this Asset Purchase
Agreement have duly executed it on the date first written above.

                    SELLER:   SENSES INTERNATIONAL,
                              a California corporation

                              By /s/ Steve Orell
                                   Steve Orrell
                                   President

                    BUYER:    DETECTION SYSTEMS, INC.
                              a New York corporation

                              By /s/ David B. Lederer
                                   David Lederer
                                   Executive Vice President

[Exhibits to this agreement will be provided by Detection
Systems upon request.]